Exhibit 99.1

(ABN 79 000 248 304)

Appendix 4D

Consolidated preliminary half year report

For the half year ended 31 December 2007
Compared to the half year ended 31 December 2006

28 February, 2008

	% up/(down)	$A
Revenues from continuing operations	up 103.6 to	633,430

Loss from continuing operations after tax	up 81.9 to	(6,857,695)

Net Profit attributable to members	up n/a to	4,086,552

No interim dividend has been declared for the current period, and no dividend was declared or paid for the previous year.

Net tangible assets (NTA) per share as at 31 December, 2007: $0.089. [2006: $0.054]

The attached accounts have been reviewed.

Commentary on the Company’s operations for the six months to 31 December, 2007 is included on pages 2 and 3 of this report.

DIRECTORS’ REPORT

We are pleased to present to you the half-yearly results to December 31, 2007, and report on the substantial progress in the clinical, research and corporate activities of ChemGenex Pharmaceuticals.

The names of the company’s directors in office during the period and until the date of this report are listed below. Directors were in office for the entire period unless otherwise stated.
Mr Brett Heading	BCom LLB(Hons) ASIA (Non-executive Chairman)
Dr Greg Collier	BSc(Hons) PhD (Chief Executive Officer and Managing Director)
Mr Elmar Schnee	BCom MMktg (Non-executive Director)
Dr Dennis Brown	BSc MA PhD (Executive Director)
Mr Patrick Owen Burns	BA LLB (Hons) (Non-executive Director, resigned November 29, 2007)
Dr Geoff Brooke	MBBS MBA (Non-executive Director)
Mr Dan Janney	BA MBA (Non-executive Director)
Dr George Morstyn	MBBS BMedSci MAICD PhD FRACP (Non-executive Director)
Mr Don Santel	MS, BSE (Non-executive Director, appointed December 6, 2007)
Dr Julie Cherrington	BSc, MS, PhD (Non-executive Director, appointed January 7, 2008)

The profit for the period of $4.1 million includes a “one off” gain of $12.4 million associated with the disposal of metabolic syndrome assets through an In Specie Distribution to shareholders completed in December 2007. Loss from the continuing oncology research business was $6.9 million, 82% higher than for the corresponding period (last year $3.8 million). Revenue from ordinary activities of $0.6 million increased by 103% over the corresponding period (last year $0.3 million).

Review of Operations

The half-year to December 31, 2007 saw significant advances in the clinical development of the company’s lead agent, omacetaxine mepesuccinate (formerly homoharringtonine) and a range of corporate changes designed to focus the company on the successful completion of our clinical trials.

The half year saw the first presentations of clinical data from the registration-directed trial of omacetaxine in chronic myeloid leukemia (CML) patients who are resistant to imatinib and have the T315I Bcr-Abl point mutation. Presentations at the Fourth ESH International Conference on Chronic Myeloid Leukaemia in Mandelieu, France, and then at the American Society of Hematology (ASH) Annual Meeting in Atlanta, Georgia reported positive results.
Data from 21 patients (11 in chronic phase, 4 in accelerated phase and 6 in blast phase) presented at ASH reported hematologic and/or cytogenetic responses in 91% of chronic phase patients on trial, complete hematologic responses (CHR) in 45% of chronic phase patients and complete cytogenetic responses (CCyR) in 18% of chronic phase patients. The authors reported hematologic responses in 100% of accelerated phase patients and 34% of blast phase patients. The data also indicated that some chronic phase patients maintained their clinical response for more than 12 months. It was reported that despite some transient myelosuppression in around 60% of patients, omacetaxine is generally well tolerated. We anticipate an increasing number of publications and conference presentations highlighting the clinical performance of omacetaxine over coming months.

In addition to the positive clinical results presented at ASH, with our collaborators we also presented the results from new pre-clinical research further characterizing the mechanism of action of omacetaxine. The authors reported that omacetaxine reduced the key protein Mcl-1, and also had a direct anticancer effect on leukemic stem cells that was not exhibited by the tyrosine kinase inhibitor imatinib. This data suggests the potential of omacetaxine to be utilized across a range of leukemias, and supports clinical development beyond CML, as well as the potential to extend disease-free survival in CML.

The registration-directed trial in CML patients with the T315I Bcr-Abl point mutation is complemented by another phase 2 clinical trial of omacetaxine in CML patients who have failed therapy with imatinib and another tyrosine kinase inhibitor, usually either nilotinib or dasatinib. This trial continues to enrol patients and preliminary data is expected during H2 of 2008.

In addition to the advances in the company’s clinical programs the past six months has seen a significant expansion to the company’s clinical development team. We were fortunate to be able to appoint Dr. Adam Craig as Senior Vice President, and Chief Medical Officer. Dr. Craig has an impressive track record in drug development and the biotechnology industry. Dr. Craig leads the clinical development programs and has built a strong team to support the regulatory filing of omacetaxine. In addition to the consolidation of our clinical development team, we have strengthened the Board in recent months by the appointment of two experienced biotechnology executives from the USA, Mr. Donald Santel and Dr. Julie Cherrington. We welcome both of these new Directors and look forward to their contributions.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

Reflecting the focus of the company on the development of its later stage cancer assets, the diabetes and obesity program was demerged following shareholder approval in November 2007. The new company, now named Verva Pharmaceuticals, is progressing several opportunities that we believe will be attractive to potential partners, and should progress one of its diabetes assets to clinical trials in H1 of 2008.

The last six months was a pivotal period for the company and we enter 2008 with the goal of completing our registration-directed clinical trial, and filing a New Drug Application (NDA) with the United States Food and Drug Administration (FDA) for omacetaxine. With a streamlined corporate structure, a strong Board of Directors and an outstanding management team we look forward to consolidating the successes of the past six months and building further value in the company.

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

Dr. Greg Collier
Managing Director
February 27, 2008

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

ChemGenex Pharmaceuticals Limited—Half-Year Report

Auditor’s Independence Declaration to the Directors of ChemGenex PharmaceuticalsLimited

In relation to our review of the financial report of ChemGenex Pharmaceuticals Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young
Ernst & Young

/s/ D Brumley
D Brumley
Partner

Melbourne
27 February 2008

ChemGenex Pharmaceuticals Limited—Half-Year Report

Income Statement

HALF-YEAR ENDED 31 DECEMBER 2007		CONSOLIDATED

	Note	2007	2006
		$	$
CONTINUING OPERATIONS
REVENUES
Finance income		633,430	311,055
		633,430	311,055
Research expenditure		(4,040,736)	(1,686,906)
GROSS LOSS		(3,407,306)	(1,375,851)

Other income	5	1,435,355	163,222
Administration costs		(1,152,418)	(544,198)
Employee benefits expense		(3,053,665)	(1,093,243)
Patent costs		(166,030)	(156,594)
Legal costs		(85,605)	(17,295)
Depreciation		(61,293)	(135,719)
Travel expenses		(264,479)	(135,850)
Accounting and audit costs		(173,248)	(86,000)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX		(6,928,689)	(3,381,528)
Income tax benefit/( expense)		70,994	(387,992)
LOSS FROM CONTINUING OPERATIONS AFTER INCOME TAX		(6,857,695)	(3,769,520)

DISCONTINUED OPERATIONS
Profit/(Loss) from discontinued operations after income tax	9	10,944,247	(1,856,915)

NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF CHEMGENEX PHARMACEUTICALS LIMITED		4,086,552	(5,626,435)

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic loss per share in cents per share		(3.67)	(2.49)
Diluted loss per share in cents per share		(3.67)	(2.49)

EARNINGS PER SHARE FROM PROFIT/(LOSS) FOR PERIOD
Basic profit / ( loss) per share in cents per share		2.18	(3.71)
Diluted profit / (loss) per share in cents per share		2.18	(3.71)

ChemGenex Pharmaceuticals Limited—Half-Year Report

Balance Sheet

	CONSOLIDATED

	AS AT 31 DECEMBER 2007	AS AT 30 JUNE 2007
	$	$
CURRENT ASSETS
Cash and cash equivalents	18,101,800	25,366,562
Trade and other receivables	228,002	18,000
Prepayments	489,188	363,251
TOTAL CURRENT ASSETS	18,818,990	25,747,813
NON-CURRENT ASSETS
Plant and equipment	216,688	81,546
Goodwill	16,931,750	16,931,750
TOTAL NON-CURRENT ASSETS	17,148,438	17,013,296
TOTAL ASSETS	35,967,428	42,761,109

CURRENT LIABILITIES
Trade and other payables	2,053,902	2,445,238
Deferred revenue	-	165,688
Employee entitlements	282,107	231,284
Provision for income tax	147,779	16,079
TOTAL CURRENT LIABILITIES	2,483,788	2,858,289
NON-CURRENT LIABILITIES
Provision for Employee Entitlements	36,766	33,222
TOTAL NON-CURRENT LIABILITIES	36,766	33,222
TOTAL LIABILITIES	2,520,554	2,891,511

NET ASSETS	33,446,874	39,869,598

EQUITY
Issued Capital	108,998,974	120,773,060
Retained losses	(89,436,356)	(93,522,908)
Other reserves	13,884,256	12,619,446

TOTAL EQUITY	33,446,874	39,869,598

ChemGenex Pharmaceuticals Limited—Half-Year Report

Cash Flow Statement

HALF-YEAR ENDED 31 DECEMBER	CONSOLIDATED

	2007	2006
		$$
CASH FLOWS FROM OPERATING ACTIVITIES
Government grants received	1,462,240	70,000
Research revenues received	18,000	60,000
Payments to suppliers and employees	(9,907,911)	(6,162,439)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(8,427,671)	(6,032,439)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	633,430	311,055
Purchases of plant and equipment	(196,435)	(7,088)
NET CASH FLOWS FROM INVESTING ACTIVITIES	436,995	303,967

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	725,914	90,000
Transaction costs of previous issue of shares	-	(30,573)
NET CASH FLOWS FROM FINANCING ACTIVITIES	725,914	59,427

Net decrease in cash and cash equivalents	(7,264,762)	(5,669,045)
Cash and cash equivalents at beginning of period	25,366,562	15,553,696

CLOSING CASH CARRIED FORWARD	18,101,800	9,884,651

ChemGenex Pharmaceuticals Limited—Half-Year Report

Statement of Changes in Equity

			Reserves
		Issued	Capital	Asset	FX	Option	Equity	Accumulated	Total
		Capital	Profits	Revaluation	Translation	Premium	Options	Losses	Equity
		$	$	$	$	$	$	$	$
At 30 June, 2006		99,892,615	648,540	150,447		10,866,878	1,268,418	(81,821,989)	31,004,909
Foreign Exchange Translation					(417,428)				(417,428)
Loss for 6 months to 31 December, 2006								(5,626,435)	(5,626,435)
Total income/(expense) for the period					(417,428)			(5,626,435)	(6,043,863)
Issue of share capital	(i)	90,000							90,000
Less cost of issue	(ii)	(30,573)							(30,573)
Share-based payments							51,230		51,230
At 31 December, 2006		99,952,042	648,540	150,447	(417,428)	10,866,878	1,319,648	(87,448,424)	25,071,703
Foreign Exchange Translation					(333,886)				(333,886)
Loss for 6 months to 30 June, 2007								(6,074,484)	(6,074,484)
Total income and expense for period					(333,886)			(6,074,484)	(6,408,370)
Issue of share capital	(iii)	21,170,131							21,170,131
less cost of issue		(349,113)							(349,113)
Share-based payments							385,247		385,247
At 30 June 2007		120,773,060	648,540	150,447	(751,314)	10,866,878	1,704,895	(93,522,908)	39,869,598
Foreign Exchange Translation					(178,580)				(178,580)
Profit for 6 months to 31 December, 2007								4,086,552	4,086,552
Total income and expense for period					(178,580)			4,086,552	3,907,972
Exercise of previously issued options	(iv)	725,914				(2,430)			723,484
Share-based payments							1,445,820		1,445,820
Capital reduction	(v)	(12,500,000)							(12,500,000)
At 31 December, 2007		108,998,974	648,540	150,447	(929,894)	10,864,448	3,150,715	(89,436,356)	33,446,874

(i)
On 21 December, 2006 300,000 ordinary shares were issued after options granted at the Annual General Meeting of 21 November, 2003 were exercised. Under the terms approved by share holders these options were exercised at 30 cents each and the 300,000 shares issued raised $90,000.

(ii)	Costs associated with the May 2006 issue not processed until after 30 June, 2006.

(iii)	In February 2007 Chemgenex Pharmaceuticals Limited announced a programme of share issues to provide working capital and to continue the company’s ongoing research activities-

On February 8, 2007 17,056,377 ordinary shares were issued at 62 cents each raising $10,574,954. In accordance with ASX Listing Rules this issue was ratified at the next Annual General Meeting of shareholders.

On April 3, 2007 16,891,916 ordinary shares were issued at 62 cents raising $10,472,988 under a 1:10 Rights Issue offered to all eligible shareholders by prospectus dated February 26, 2007.

On February 8, 2007 (200,000) and April 24, 2007 (20,000) a total of 220,000 ordinary shares at an issue price of $0.50 each raising $110,000 upon the exercise of 220,000 previously issued unlisted options.

On April 24, 2007 (1,778), May 17, 2007 (6,290) and June 27, 2007 (6,138) a total of 16,252 ordinary shares at an issue price of 75 cents each raising $12,189 upon the exercise of CXSOA listed options issued as part of the 1:10 Rights Issue prospectus.

(iv)
During the 6 months to December 31, 2007 910,000 unlisted options (with an exercise price of 50 cents) each were converted to ordinary shares raising $455,000, 349,877 CXSOA options (with an exercise price of 75 cents) were converted to ordinary shares raising $262,408 and 4,860 CXSO options (with an exercise price of $1.25 each) were converted to ordinary shares raising $6,075. The CXSO options had been previously issued at a premium of 50 cents per option.

(v)	Shareholders approved a Capital Reduction of $12,500,000 at the Annual General Meeting held on November 28, 2007. (Refer note 9).

ChemGenex Pharmaceuticals Limited—Half-Year Report

Notes to the Half-Year Financial Statements

31 DECEMBER 2006

1.	CORPORATE INFORMATION

ChemGenex Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (“ASX”) and are traded as Level 2 American Depository Receipts (“ADRs”) on the NASDAQ Stock Market.

The nature of the operations and principal activities of the Group are described in note 6.

The financial report of ChemGenex Pharmaceuticals Limited (the Company) for the half-year ended 31 December, 2007 was authorised for issue in accordance with a resolution of the directors on 27 February, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of ChemGenex Pharmaceuticals Limited as at 30 June 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by ChemGenex Pharmaceuticals Limited and its controlled entities during the half-year ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Preparation

(i) The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

The half-year financial report has been prepared in accordance with the historical cost convention.

The financial report is presented in Australian dollars.

For the purposes of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(ii)  Inherent uncertainty regarding going concern

This half-year financial report has been prepared on a going concern basis, which assumes sufficient funding from capital raising, non-equity funding of trials or, if necessary, action to realise asset value.

Further details of the assumptions used in making this assessment are set out in the following paragraphs.

In common with biotechnology and drug development companies the Company’s operations are subject to considerable risks and significant uncertainty due primarily to the nature of the development and commercialisation undertaken. To allow the Company to execute its near term and longer term plans, it will be necessary to raise additional capital in the future.

Since commencing biotechnology activities in June 1996 the Company has experienced recurring net losses and negative cash flows from operations. These factors cast uncertainty on the Company's ability to continue as a “going concern” for a further 12 months as defined in current accounting standards.

Based on anticipated cash flow requirements of the Company's existing research and development activities, the Directors consider that the Company will have secured sufficient funds to support operations beyond 2008 and will manage the availability of resources over an extended period of time.

The Directors are investigating the opportune time to raise capital and/or enter into licensing/commercialisation arrangements to ensure the Company continues as a going concern. Having regard to the current market conditions and the Company’s development programs, the Directors have established a Board sub-committee to assess strategic alternatives including possible partnership, mergers, acquisitions and capital raising alternatives.

The Company has a strong history of capital raisings however the Directors cannot be certain of the Company’s ability of success in the above initiatives, as these activities are dependent on future events.  The Directors plan to continue the Company’s and the consolidated entity’s operations on the basis of the matters referred to above, and believe that future fund raising activities and the value of the Group’s existing net assets will generate sufficient funds for the Group to operate in its normal manner for a period of at least twelve months from the date of this report.  In the event that such arrangements are not entered into, there is uncertainty whether the Group will continue as a going concern and, therefore, whether the Group will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not continue as a going concern.

ChemGenex Pharmaceuticals Limited—Half-Year Report

Notes to the Half-Year Financial Statements

(b) Summary of significant accounting policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007, except that following the demerger of the Australian based Metabolic Syndrome operations (Refer note 9) segment reporting is no longer appropriate (Refer note 6). Australian Accounting Standards and Interpretations that were mandatory for adoption by the Group from 1 July 2007 had no impact on this half-year financial report.

3.	DIVIDENDS PAID AND PROPOSED

No dividends have been paid or proposed during the six months ended December 31, 2007. (2006: Nil).

4.	CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets.

5.	OTHER INCOME

	2007	2006
	$	$
Government P3 grant	1,329,309	—
Exchange rate gain	105,982	162,162
VAT refunds	64	1,060
	1,435,355	163,222

6.	SEGMENT INFORMATION

The economic entity performs biotechnology research, originally in Australia in the field of Metabolic Syndrome.

The acquisition of the ChemGenex Therapeutics Inc. in June 2004 added research into Oncology in the United States of America to the economic entity’s operations

Following the demerger of metabolic syndrome operations in December 2007 (as approved by shareholders at the Annual General Meeting in November 2007) the economic entity's operations are centered on Oncology research, at its offices in Menlo Park California, with corporate administration provided from its Head Office in Geelong, Australia.

As the economic entity now only operates in Oncology segmental reporting is no longer considered appropriate.

7.	SIGNIFICANT TRANSACTIONS AND EVENTS

During the 6 months to December 31, 2007 ChemGenex Pharmaceuticals Limited issued 8,587,500 options to various executives and employees under the Company's Employee Share Option Plan ("ESOP") and from the approval of options granted to directors at the Annual General Meeting. These options relate to employment contracts entered into by the Company and the executives  and employees during that time. The options issued have an expiry date of five years from issuance with vesting periods ranging from nil to five years and are dependent upon various performance achievements and continued employment.  The share based payments expense in relation to the options issued during the period totals $1,423,864 which has been expensed in the six months ending December 31, 2007. A further $21,956 in share based payments expense relating to options issued on June 21, 2004 was also expensed during the period.

At the Annual General Meeting on November 28, 2007 the shareholders of Chemgenex Pharmaceuticals Limited approved an In Specie Distribution of $12,500,000 to all shareholders on a pro-rata basis, as part of the demerger of the group's Metabolic Syndrome assets (Refer note 9). As a condition of the In Specie distribution the exercise price for all previously granted options, which had not been exercised by the demerger date, was reduced by 7 cents per option. The reduction in price related to all 33,104,009 listed and 6,304,500 non-listed options outstanding at the time of the demerger. The reduction in exercise price provides option holders with a benefit equivalent to that provided to the holders of ordinary shares by the In Specie Distribution.

8.	SUBSEQUENT EVENTS

On January 7, 2008 the Company announced that Dr. Julie Cherrington become a director of the Company on that day.

ChemGenex Pharmaceuticals Limited—Half-Year Report

Notes to the Half-Year Financial Statements

9.	DISCONTINUED OPERATIONS

(a) Details of operations disposed

On October 29, 2007 ChemGenex Pharmaceuticals Limited announced its intention, subject to shareholder approval, to dispose of its metabolic disease assets and the subsidiary Autogen Research Limited via an In Specie Distribution to shareholders.

Shareholders approved the demerger at the Annual General Meeting held on November 28, 2007 and the subsequent disposal was completed on December 13, 2007.

The demerger was undertaken to allow ChemGenex Pharmaceuticals Limited to direct its resources to oncology research, in particular the development of its lead agent, omacetaxine mepesuccinate (formerly homoharringtonine).

(b) Financial performance of operations

The results of the discontinued operations for the period until disposal are presented below:

	2007	2006
	$	$
Revenue
Research revenue	195,688	231,967
Demerger gain	12,350,000	—
Government grants	—	70,000
	12,545,688	301,967
Expenses	1,601,441	2,158,882

Profit/(Loss) before tax from discontinued operations	10,944,247	(1,856,915)
Income tax expenses	—	—
Profit/(Loss) for the period from discontinued operations	10,944,247	(1,856,915)

The demerger gain arises from the excess of the benefit received for assets transferred (fair value) over the carrying value of those assets in the financial statements of ChemGenex Pharmaceuticals Limited. The assets transferred primarily related to intangible assets associated with the metabolic syndrome research programme which had been carried at $nil value.

(c) Assets and liabilities

All assets and liabilities associated with the discontinued operations were disposed of before December 31, 2007.

Details of the disposal of the metabolic syndrome assets and liabilities are as follows:

Assets
Cash and cash equivalents	150,000
Liabilities	—
Net assets attributable to discontinued operation	150,000

Net cash flows
Operating activities	(1,601,441)
Net cash out flows of discontinued operations	(1,601,441)

Consideration received
Capital reduction via in specie distribution	12,500,000
Less net assets disposed of	(150,000)
Gain on disposal	12,350,000
Income tax expense	—
Gain on disposal after income tax	12,350,000

Net cash flow on disposal
Cash and cash equivalents in consideration received	—
Less cash and cash equivalents disposed of	(150,000)
Reflected in consolidated cash flow statement	(150,000)

ChemGenex Pharmaceuticals Limited—Half-Year Report

Notes to the Half-Year Financial Statements

9.	DISCONTINUED OPERATIONS (Cont’d)

	2007	2006
Earnings per share- cents per share
-Basic from discontinued operations	5.85	(1.22)
-Diluted from discontinued operations	5.85	(1.22)

ChemGenex Pharmaceuticals Limited—Half-Year Report

Directors’ Declaration
In accordance with a resolution of the directors of ChemGenex Pharmaceuticals Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Dr. G. Collier
Managing Director,
Melbourne.
27 February, 2008

To the members of ChemGenex Pharmaceuticals Ltd

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of ChemGenex Pharmaceuticals Ltd, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of ChemGenex Pharmaceuticals Ltd and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of ChemGenex Pharmaceuticals Ltd is not in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Going Concern
Without qualification to the opinion expressed above, attention is drawn to the following matter.

As outlined in Note 1(a)(ii) to the financial statements, in common with other drug development biotechnology companies, the operations of the company and consolidated entity are subject to substantial risks due primarily to the nature of the drug development and commercialisation being undertaken.

In addition, in order for the company and consolidated entity to execute their longer term plans, it will be necessary to raise additional funds in the future. The Directors cannot be certain of the success of any intended fund raising or the success of any product development or commercialisation. As a result of these factors there is significant uncertainty whether the company and consolidated entity will be able to continue as going concerns, and, therefore, whether the company and consolidated entity will be able to pay their debts as and when they become due and payable and realise their assets and extinguish their liabilities in the normal course of business at the amounts stated in the financial report.

The financial report does not include adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and consolidated entity not continue as going concerns.

/s/ Ernst & Young
Ernst & Young

/s/ D Brumley
D Brumley
Partner
Melbourne
27 February 2008